
07008295

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 21586

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2006 (MM/DD/YY) AND ENDING 9/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

McLaughlin, Piven, Vogel Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Allan Vogel, Financial Principal 212-248-0750
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas, Suite 1200 (Address) New York (City) NY (State) 10036-1602 (Zip Code)


2007 DEC -3 PM 3:53
SEC
RECEIVED

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
JAN 2 2 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James C. McLaughlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLaughlin, Piven, Vogel Securities, Inc., as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES M. KENNEDY
Notary Public, State of New York
No. 31-4899510
Qualified In New York County
Commission Expires July 6, 2011
Notary Public

Signature

Chairman of the Board
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.

Index



J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants

To the Board of Directors
McLaughlin, Piven, Vogel Securities, Inc.

We have audited the accompanying statement of financial condition of McLaughlin, Piven, Vogel Securities, Inc. as of September 30, 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McLaughlin, Piven, Vogel Securities, Inc. as of September 30, 2007, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
November 27, 2007

McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2007

ASSETS

Cash	$ 52,552
Money market funds, at market value	1,169,753
Securities owned, at market value	4,625,574
Cash surrender value of officers' life insurance	831,081
Other assets	1,508,353
Total	$8,187,313

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Securities sold but not yet purchased, at market value	$ 10,721
Payable to broker	154,165
Accrued expenses and other liabilities	3,666,095
Total	3,830,981
Commitments and contingencies	
Stockholders' equity:	
Common stock, no par value; 3,000 shares authorized; 1,015.203 shares issued, at stated value of $247 per share	250,755
Additional paid-in capital	20,444
Retained earnings	4,085,133
Total stockholders' equity	4,356,332
Total	$8,187,313

See Notes to Financial Statements.

McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2007

Revenues:	
Commission income	$ 7,587,238
Net dealer inventory and investment gains	3,222,414
Municipal interest and other income	1,663,006
Total	12,472,658
Expenses:	
Employee compensation and benefits	3,420,932
Commissions and floor brokerage	3,957,166
Communications	521,946
Occupancy and equipment rental	889,688
Other operating expenses	3,069,716
Interest	37,912
Total	11,897,360
Income before income taxes	575,298
Provision for income taxes	696,300
Net loss	$ (121,002)

See Notes to Financial Statements.

McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2007

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, October 1, 2006	1,015.203	$250,755	$20,444	$4,206,135	$4,477,334
Net loss				(121,002)	(121,002)
Balance, September 30, 2007	1,015.203	$250,755	$20,444	$4,085,133	$4,356,332

See Notes to Financial Statements.

McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2007

Operating activities:	
Net loss	$ (121,002)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	90,141
Deferred income tax	(257,478)
Changes in operating assets and liabilities:	
Money market funds	(33,718)
Securities owned, net	(413,302)
Payable to broker	(366,341)
Other assets	94,349
Securities sold but not yet purchased, net	4,103
Accrued expenses and other liabilities	1,144,010
Net cash provided by operating activities	140,762
Investing activities:	
Increase in cash surrender value of officers' life insurance	(99,923)
Purchase of equipment and furniture	(11,827)
Net cash used in investing activities	(111,750)
Net increase in cash	29,012
Cash, October 1, 2006	23,540
Cash, September 30, 2007	$ 52,552
Supplemental disclosures of cash flow data:	
Interest paid	$ 37,912
Income taxes paid	$ 17,578

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies:

Business:

McLaughlin, Piven, Vogel Securities, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority (the "FINRA").

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC rule 15c3-3k(2)(ii).

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions and valuations:

Securities transactions, commission income and related commission expenses are recorded on a trade date basis.

The Company's securities owned and the securities sold but not yet purchased positions are concentrated in marketable debt securities. Those securities positions and its deposits in money market accounts are valued at market and unrealized gains and losses are included in the results of operations during each period.

Equipment, furniture and improvements:

Equipment, furniture and improvements are carried at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the asset or the term of the lease.

Deferred rent:

Deferred rent payable represents the excess of recognized rent expense over scheduled lease payments. Deferred rent payable is included in accrued expenses and other liabilities and amounted to $304,568 at September 30, 2007.

Advertising and marketing:

Costs and expenses related to advertising and marketing are expensed as incurred. Such costs were immaterial in 2007.

Note 1 - Business and summary of significant accounting policies (concluded):

Income taxes:

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 2 - Securities owned and securities sold but not yet purchased:

Securities owned (other than money market account shares) and securities sold but not yet purchased represent positions in marketable securities taken primarily for trading purposes in the ordinary course of business. A summary of those positions as of September 30, 2007 follows:

	Owned	Sold But Not Yet Purchased
State and municipal obligations	$ 657,262	
U.S. Government and agency obligations	193,392	186
U.S. Treasury Bills	2,824,320	
Corporate bonds	704,516	
Other	246,084	10,535
Totals	$4,625,574	$10,721

Note 3 - Equipment, furniture and leasehold improvements:

Equipment, furniture and leasehold improvements, which are included in other assets, consist of the following:

	Estimated Useful Lives	Amount
Computer equipment	3-5 years	$132,929
Office equipment	5 years	171,255
Furniture and fixtures	5 years	165,522
Artwork		195,900
		665,606
Less accumulated depreciation and amortization		236,260
Totals		$429,346

Note 4 - Income taxes:

The provision (credit) for income taxes is comprised of the following:

Current:	
Federal	$624,000
State and city	329,778
Total	953,778
Deferred:	
Federal	(163,457)
State and city	(94,021)
Total	(257,478)
Total	$696,300

The Company's credit for income taxes differs from applying the statutory U.S. Federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes, certain expenses that are deductible for financial statement purposes but not for Federal income tax purposes, certain interest income that is not subject to tax, and an adjustment for overaccruals from prior years.

The current provision for Federal, state and city income taxes also includes $300,000 related to the an income tax examination (see Note 7).

Net deferred tax assets are included in other assets and comprised of the following:

Deferred tax assets	$596,626
Deferred tax liabilities	(158,446)
Net deferred tax assets	$438,180

Deferred tax assets are primarily the result of the effects of accrued officers' compensation and certain other accrued expenses. Deferred tax liabilities are primarily the result of the effects of differences in depreciation methods and state income taxes.

Note 5 - Payable to broker:

The payable to broker is primarily comprised of margin obligations, which are collateralized by securities owned by they Company.

Note 6 - Employee benefit plans:

Profit-sharing plan:

Employees of the Company participate in a profit-sharing plan covering all employees who have completed one year of service, as defined. Contributions are made at the discretion of the Company's Board of Directors. No contributions were made to the profit-sharing plan for the year ended September 30, 2007.

Savings plan:

The Company has established a savings plan pursuant to Section 401(k) of the Internal Revenue Code (the "Code") under which all employees meeting eligibility requirements qualify for membership. Subject to certain limits set forth in the Code, employees are permitted to make contributions to the plan on a pre-tax salary reduction basis, and the Company may make voluntary contributions of up to 50% of the employee contributions. The Company has accrued $75,000 for discretionary contributions to the plan for the year ended September 30, 2007.

Note 7 - Commitments and contingencies:

Leases:

The Company is obligated under various operating lease agreements for rental of office space equipment through 2014. Approximate minimum annual rentals in fiscal years subsequent to September 30, 2007 are as follows:

2008	$ 635,000
2009	604,000
2010	524,000
2011	508,000
2012	468,000
Thereafter	1,395,000
Total	$4,134,000

Rent expense aggregated approximately $764,000 for 2007.

Stockholder agreements:

Under the terms of stockholder agreements, the Company may be required upon the occurrence of certain events to repurchase the shares of common stock owned by each of its stockholders at the net book value of the shares. Repurchases, if any, are subject to regulatory approval. If the Company does not exercise its right to purchase the shares, then the remaining stockholders are granted an option to purchase the shares. If neither the Company nor the remaining stockholders purchase the shares within one year, then the Company shall be dissolved.

Note 7 - Commitments and contingencies (concluded):

Litigation:

The Company is a party to various legal actions arising in the ordinary course of business. The Company is vigorously defending itself against certain of these actions, which are currently in arbitration. In the opinion of management, the outcome of any of these arbitrations could have a material adverse effect on the Company's financial condition, results of operations and/or cash flows. As of September 30, 2007, claims related to these matters cannot reasonably be estimated and accordingly no provision has been made in the accompanying financial statements. Included in other operating expenses for the year ended September 30, 2007 is $267,533 related to arbitration awards, all of which was paid during the year.

Income tax examination:

The Company's Federal income tax returns for the years ended September 30, 2003 through 2005 are currently under audit. A revenue agent report has been presented to the Company, but the Company has not approved the report and is currently contesting such report. The maximum additional tax, interest and penalties proposed by the agent (excluding the effects of certain items that would reverse in years ending through September 30, 2007) that had not previously been recorded in the financial statements relative to the years under audit is $1,225,000. Based upon its assessment of the matter, management believes that they have support to contest certain items in the agent's report and have therefore provided for $300,000 in additional tax, interest and penalties in the accompanying statement of financial condition. The amount recorded in the accompanying statement of operations related to the income tax examination is $300,000, which has all been reflected in income tax expense.

Note 8 - Other related party transactions:

From time-to-time, two commonly-controlled companies have provided advertising and related services to the Company and, in exchange, the Company has made payments to third parties on behalf of those affiliates. During 2007, advertising and marketing related services provided to the Company by the affiliates and payments on their behalf were immaterial.

Note 9 - Financial instruments with off-balance-sheet risk:

The Company maintains cash deposits (including money market funds) with banks and brokers. At times, such deposits exceed Federal or other applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions that have high credit ratings.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 9 - Financial instruments with off-balance-sheet risk (concluded):

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company had an approximate average aggregate balance of $13,039,000 during September 2007.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of financial condition.

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions when necessary.

Note 10- Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2007, the Company had net capital of approximately $2,499,000, which was approximately $2,255,000 in excess of its required net capital of $244,406. The Company's net capital ratio was 1.47 to 1.

Note 11- Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION SEPTEMBER 30, 2007

Net capital:		
Total stockholders' equity		$4,356,332
Deduct nonallowable assets and charges:		
Petty cash	$ 1,000	
Equipment, furniture and improvements, net	429,346	
Other assets	1,079,007	
Blanket bond	100,000	1,609,353
Net capital before haircuts on securities positions		2,746,979
Haircuts on securities positions:		
State and municipal obligations	46,008	
U.S. Government and agency obligations	11,604	
Undue concentration	7,000	
Other	183,176	247,788
Net capital		$2,499,191
Aggregate indebtedness:		
Total liabilities		$3,830,981
Deduct:		
Securities sold but not yet purchased		(10,721)
Payable to broker		(154,165)
Aggregate indebtedness		$3,666,095
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $100,000 minimum dollar net capital requirement)		$ 244,406
Excess of net capital		$2,254,785
Excess of net capital at 1,000%		$2,132,581
Ratio of aggregate indebtedness to net capital		1.47 to 1

McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION SEPTEMBER 30, 2007

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5) as of September 30, 2007:	
Net capital as reported in the Company's Part IIA (Unaudited) FOCUS report	$2,536,690
Decrease in net capital resulting from audit adjustments, net:	
Statement of income changes	(37,499)
Net capital per above	$2,499,191
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report	$3,628,596
Increase in aggregate indebtedness resulting from audit adjustments:	
Statement of income changes	37,499
Aggregate indebtedness per above	$3,666,095

See Report of Independent Public Accountants.



www.jhcohn.com • 888-542-6461 • fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Board of Directors
McLaughlin, Piven, Vogel Securities, Inc.

In planning and performing our audit of the financial statements of McLaughlin, Piven, Vogel Securities, Inc. (the "Company"), as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
November 27, 2007

END